UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 7, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(在 中 華 人 民 共 和 國 註 冊 成 立 的 股 份 有 限 公 司)

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code 股 份 代 號 : 00670)

NOTIFICATION LETTER 通 知 信 函

7 June 2017

Dear H shares shareholder,

China Eastern Airlines Corporation Limited (the “Company”)

Notice of publication of Circular for the 2016 Annual General Meeting of the Company (the “Current Corporate Communications”)

The English and Chinese versions of the Current Corporate Communications are available on the Company's website at www.ceair.com and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. You may access the Current Corporate Communications on those websites. On the Company's website, the Current Corporate Communications can be found under the “Investor Relations” section by clicking “About China Eastern” under the section headed “About Us” on the home page.

Shareholders may at any time choose to receive the Corporate Communications free of charge(Note) either in printed form, or access the electronic version on the websites, notwithstanding any wish to the contrary they have previously conveyed to us. Even if you have chosen (or are deemed to have consented) to receive the website version of the Corporate Communications but for any reason you have difficulty in receiving or gaining access to any of the Corporate Communications, the Company will promptly send those Corporate Communications to you in printed form free of charge upon your request.

If you want to receive a printed version of the Current Corporate Communications, please complete the request form on the reverse side of this letter (the “Request Form”) and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by post using the mailing label at the bottom of the Request Form (a stamp need not be affixed if it is being posted in Hong Kong). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the above websites. You may also send an email with the scanned copy of the Request Form to cea.ecom@computershare.com.hk.

If you would like to change your means of receipt of Corporate Communications in the future, please write to the Company c/o the Hong Kong Share Registrar at the above address or send an email to cea.ecom@computershare.com.hk.

Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays).

Yours faithfully,
for and on behalf of
China Eastern Airlines Corporation Limited
Wang Jian
Company Secretary

Note:	“Corporate Communications” refers to any documents issued or to be issued by the Company for your information or action, including but not limited to (a) annual reports (including but not limited to directors’ reports, annual accounts together with auditors’ reports) and, where applicable, summary financial reports; (b) interim reports and, where applicable, summary interim reports; (c) notices of meetings; (d) listing documents; (e) circulars; (f) proxy forms; and (g) reply slips.

各 位 H 股 股 東 :

中 國 東 方 航 空 股 份 有 限 公 司 (「 本 公 司 」)

2016 年 度 股 東 週 年 大 會 通 函 之 發 佈 通 知 (「 本 次 公 司 通 訊 文 件 」)

本 次 公 司 通 訊 文 件 的 中、英 文 版 本 已 上 載 於 本 公 司 網 站 www.ceair.com 及 香 港 聯 合 交 易 所 有 限 公 司 網 站 www.hkexnews.hk 。請 在 該 等 網 站 瀏 覽 本 次 公 司 通 訊 文 件 。本 次 公 司 通 訊 文 件 可 在 本 公 司 主 頁 按 「 走 進 東 航 」(「 關 於 東 航 」項 下 ), 再 在 「 投 資 者 關 係 」 一項 下 選 取。

儘 管 閣 下 早 前 曾 向 本 公 司 作 出 公 司 通 訊 文 件 (附 註 ) 收 取 方 式 的 選 擇 , 但 仍 可 以 隨 時 更 改 有 關 選擇 , 轉 為 以 收 取 印 刷 本 或於 網 上 閱 覽 電 子 版 , 費 用全 免 。 如 閣 下 已 選 擇 ( 或被 視 為 同 意 ) 以 網 上 方 式收 取 公 司 通 訊 文 件 但 因 任何 理 由 未 能 閱 覽 載 於 網 站的 任 何 公 司 通 訊 文 件 , 閣下 只 要 提 出 要 求 , 我 們 將盡 快 向 閣 下 寄 上 所 要 求 的公 司 通 訊 文 件 之 印 刷 本 , 費 用 全 免 。

如 閣 下欲 收 取 本 次 公 司 通 訊 文 件之 印 刷 本 , 請 閣 下 填妥 在 本 函 背 面 的 申 請 表 格 ( 「 申 請 表 格 」 ) , 並使 用 隨 附 之 郵 寄 標 籤 寄 回 , 如 在 香 港 投 寄 則 毋 須貼 上 郵 票 。 申 請 表 格 請 經香 港 證 券 登 記 有 限 公 司 ( 「 香 港 證 券 登 記 處 」 )寄 回 本 公 司 , 地 址 為 香港 灣 仔 皇 后 大 道 東 1 8 3 號 合 和 中 心 17M 樓 。 申 請 表 格 亦 可於 上 述 網 站 下 載 。 此 外 , 閣 下 亦 可 以 電 郵 方式 發 送 申 請 表 格 掃 描 本 到 cea.ecom@computershare.com.hk。

如 閣 下 欲 更 改 日 後 收 取公 司 通 訊 文 件 之 收 取 途 徑 , 請 以 書 面 要 求 經 香 港證 券 登 記 處 送 交 到 本 公 司或 以 電 郵 方 式 cea.ecom@computershare.com.hk 送 交。

如 對 本 函 容 有 任 何 疑 問 , 請 致 電 香 港 證 券 登 記處 電 話 熱 線 (852) 2862 8688, 公 時 間 為 星 期 一 至 五 ( 公 假 期 除 外 ) 上 午 9 時 正 至 下 午 6 時 正。

代表
中 國 東 方 航 空 股 份 有 限 公 司
汪健
公司秘書
謹啟

二 零 一 七 年 六 月 七 日

附註:	「 公 司 通 訊 文 件 」 指 任 何由 本 公 司 刊 印 或 將 會 刊 印以 供 參 考 或 行 動 的 文 件 , 包 括 但 不 限 於 : (a) 年度 報 告 ( 包 括 但 不 限 於 董事 會 報 告 、 年 度 財 務 報 表連 同 核 數 師 報 告 ) 及 財 務摘 要 報 告 ( 如 適 用 ) ;(b) 中 期 報 告 及 中 期 摘要 報 告 ( 如 適 用 ) ; (c) 會 議 通 告 ; (d ) 上 市文 件 ; (e ) 通 函 ; (f ) 委 任 代 表 表 格 ; 及( g ) 回 條 。

CCS1661	CEAH

Request Form 申 請 表 格

To:

China Eastern Airlines Corporation Limited (the “Company”)

(Stock code: 00670)

c/o Hong Kong Registrars Limited

(the “Hong Kong Share Registrar”)

17M Floor,

Hopewell Centre, 183 Queen’s Road East,

Wanchai, Hong Kong

	致:	中 國 東 方 航 空 股 有 限 公司 (「公司」) (股 代號:00670) 經 香 港 證 券 登 記 有 限 公 司 ( 「 香 港 證 券 登 記 處 」 ) 香 港 灣 仔 皇 后 大 道 東 183號 合 和 中 心 1 7 M 樓

☐

I/We have already chosen (or are deemed to have consented) to access the Current Corporate Communications (as defined in this letter on the reverse side) posted on the Company’s website (www.ceair.com) and the website of The Hong Kong Stock Exchange Limited (www.hkexnews.hk) and I/we would like to receive a printed version of the Current Corporate Communications now. Please send the same to the address provided as follows:

本 人 / 我 們 已 選 擇 ( 或 被視 為 已 同 意 ) 瀏 覽 公 司 網 站 (www.ceair.com) 及 香 港 聯 合 交 易 所 有 限 公 司網 站 (www.hkexnews.hk) 所登 載 之 本 次 公 司 通 訊 文 件( 定 義 見 背 面 之 信 函 ) , 但 現 在 希 望 收 取 本 次 公 司通 訊 文 件 之 印 刷 本 。 請 郵寄 至 以 下 地 址 :

Name(s) of Shareholder(s)#	Signature
股東姓名#	簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Address#
地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Contact telephone number	Date
聯絡電話號碼	日期

# You are required to fill in the details if you download this request form from the Company’ s website or the website of The Stock Exchange of Hong Kong Limited.

假 如 閣 下 從 公 司 網 站 或香 港 聯 合 交 易 所 有 限 公 司網 站 下 載 本 申 請 表 格 , 請必 須 填 上 有 關 資 料 。

Notes附註:

1.	Please complete all your details clearly. 請 閣 下 清 楚 填 妥 所 有 資 料 。
2.	If your shares are held in joint names, the shareholder whose name stands first on the H shares share register of the members of the Company in respect of the joint holding should sign on this Request Form in order for this Requ est Form to be valid.
如 屬 聯 名 股 東 , 則 本 申 請表 格 須 由 該 名 於 公 司 H股 股 東 名 冊 上 就 聯 名 持 有股 其 姓 名 位 列 首 位 的 股東 簽 署 , 本 申 請 表 格 方 為有 效 。
3.	We do not accept any special or other instructions written on this Request Form. 任 何 在 本 申 請 表 格 上 手 寫的 額 外 或 其 它 指 示 , 公 司 將 不 予 處 理。
4.	Please note that both printed English and Chinese versions of all Corporate Communications (as defined in this letter on the reverse side) which we have sent to our H shares shareholders in the past 12 months are available upon request. They are also available on the Company’s website for five years from the date of first publication.
公 司 備 有 於 過 去 1 2 個 月曾 寄 發 予 H 股 股 東 的 公 司通 訊 文 件 ( 定 義 見 背 面 之信 函 ) 的 中 、 英 文 版 印 刷本 。 該 等 公 司 通 訊 文 件 亦由 首 次 登 載 日 期 起 計 , 持續 5 年 載 於 公 司 網 站 上 。
*	The Current Corporate Communications of the Company refers to the Circular of the 2016 Annual General Meeting of the Company. 本 申 請 表 格 所 提 及 之 公 司本 次 公 司 通 訊 文 件 指 2 01 6 年 度 股 東 週 年 大 會 通 函之發 通知。

閣 下 寄 回 此 申 請 表 格 時 , 請 將 郵 寄 標 籤 剪 貼 於 信 封上 。	郵 寄 標 籤 MAILING LABEL
如 在 本 港 投 寄 毋 須 貼 上 郵 票。 Please cut the mailing label and stick it on the envelope and return this Request Form to us. No postage is necessary if posted in Hong Kong.	香 港 證 券 登 記 有 限 公 司 Hong Kong Registrars Limited 簡 便 回 郵 號 碼 Freepost No. 37 香 港 Hong Kong

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